AMERICAN SMOOTH WAVE VENTURES, INC.

United States Securities and Exchange Commission
Washington DC 20549

RE: American Smooth Wave Ventures, Inc.
Item 4.01 8K

To Whom It May Concern:

In connection with your comment letter, American Smooth Wave Ventures, Inc. hereby acknowledges and agrees that:

  Audits performed by The Blackwing Group, LLC will not be included in any future Securities and Exchange Commission filings.

In addition, Sam Kan & Company CPA, 1151 Harbor Bay Pkwy, Ste 101, Alameda, CA 94502 is the corporation's new auditor.

Very truly yours,

Irwin J. Kirz, President
American Smooth Wave Ventures, Inc.